Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
Web www.premier-oil.com

Telephone + 44 (0)20 7730 1111
Facsimile + 44 (0)20 7730 4696
Telex 918121
Email Premier@Premier-oil.com

PremierOil

03037573

13th November 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

SUPPL

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 13th November 2003.

"Premier Confirms Tiof Discovery in Mauritania"

Yours faithfully

Stephen Huddle

Stephen Huddle
Company Secretary

Enc.

dlw 11/21

Full Text Announcement

Company	Premier Oil PLC
TIDM	PMO
Headline	Drilling Update
Released	09:10 13 Nov 2003
Number	0196S

PREMIER OIL PLC
("Premier")

Premier Confirms Tiof Discovery in Mauritania

Following the announcement of a new oil and gas discovery in the C-4-6 Tiof exploration well offshore Mauritania on 10 November 2003, Premier is pleased to report that wireline logging operations have been completed and the results confirm a significant discovery.

The Tiof exploration well has tested an independent structural closure within a Miocene channel sandstone system, believed to be of similar age to the oil and gas reservoirs at Chinguetti and Banda. A 38.5 metre gross oil column was directly proven by the well, and a water bearing sand was encountered some 75 metres deeper.

Data from the wireline logs show good reservoir properties, and oil samples recovered from the well indicate a quality similar to that seen at the Chinguetti field. It is therefore not considered necessary to run a drill stem test and the well will be plugged and abandoned. The timing of an appraisal programme is under active consideration.

Upon completion of the drilling operations at Tiof, the drillship "West Navigator" will sail to the Pouné prospect location, which is located approximately 27 km northeast of the Tiof discovery and 48 km north of the Chinguetti field in PSC Area B.

Charles Jamieson, Chief Executive of Premier, said:

"This is an excellent result. The well has proved a significant new resource and is also a playmaker which increases the chance of success when exploring other similar prospects in the area."

13 November 2003

ENQUIRIES:

Premier Oil plc — **Tel: 020 7730 1111**
Charles Jamieson
Mark Akers

College Hill — **Tel: 020 7457 2020**
James Henderson
Phil Wilson-Brown

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia, and Pakistan. Exploration and appraisal is ongoing in the UK, Indonesia, West Africa (Mauritania, Guinea Bissau and Gabon) and South Asia (Pakistan and India).

As previously announced on 28 May 2003, Premier has entered into an agreement with Fusion Oil & Gas Ltd regarding its interests in Mauritania. Premier will acquire a 6% share of PSC B (which includes the Chinguetti field) and a 3% share of PSC A from Fusion Oil & Gas on completion of the transaction. Completion will take place separately for each PSC and will occur on Mauritanian government approval of a field development plan for a field in each PSC.

The current partners and interests in Mauritania PSC B are:

Woodside Mauritania Pty Ltd (Operator)	35.0%
AGIP Mauritania BV	35.0%
Hardman Resources Ltd	21.6%
Fusion Mauritania B Limited*	6.0%
Roc Oil (Mauritania) Company	2.4%

The Government of Mauritania has the right to back in to 12% equity in developments producing up to 75,000 barrels of oil per day.

*Premier will take up its 6% share of PSC B from Fusion Oil & Gas on completion of the transaction announced on 28 May 2003.

END